40-33
811-1474

AIM
INVESTMENTS

11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

February 9, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., AMVESCAP PLC, Raymond Cunningham and the following persons:

INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO European Fund
INVESCO Small Cap Company Growth Fund
INVESCO Technology Fund
AIM Stock Funds
AIM Counselor Series Trust
AIM Sector Funds Inc.
AIM Bond Funds Inc.
AIM Combination Stock and Bond Funds
AIM Money Market Funds Inc.
AIM International Funds Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., AMVESCAP PLC, Raymond Cunningham and the following persons, two copies of one pleading in *Scott Waldman on Behalf of Himself and All Others Similarly Situated v. INVESCO Funds Group, Inc., et al.*, received on or about February 5, 2004.

INVESCO Dynamics Fund
INVESCO Energy Fund
INVESCO European Fund
INVESCO Small Cap Company Growth Fund
INVESCO Technology Fund
AIM Stock Funds
AIM Counselor Series Trust
AIM Sector Funds Inc.
AIM Bond Funds Inc.
AIM Combination Stock and Bond Funds
AIM Money Market Funds Inc.
AIM International Funds Inc.

Please indicate your receipt of this document by stamping the enclosed copy of this letter and returning it to us in the envelope provided.

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SCOTT WALDMAN, on behalf of himself and all others similarly situated,

Plaintiff,

- against -

INVESCO FUNDS GROUP, INC., INVESCO DYNAMICS FUND, INVESCO EUROPEAN FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC., AMVESCAP PLC, and RAYMOND CUNNINGHAM,

Defendants.

Civil Action No.

04 CV 00915

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

DOC # 1

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following based upon the investigation of his counsel, except as to allegations specifically pertaining to plaintiff and his counsel, which are based on personal knowledge. Plaintiff's investigation included, among other things, a review of the public announcements made by defendants, Securities and Exchange Commission ("SEC") filings, press releases and media reports regarding defendants, court filings, and certain internal corporate documents which have become publicly available.

This is a class action brought on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed or owned shares of one or more of the following Invesco Funds between December 5, 1998 and December 1, 2003, for violations of the federal securities laws and the common law: Invesco's Dynamics Fund, European Fund, Small Company Growth Fund, and Technology Fund (the "Invesco Funds").

JURISDICTION AND VENUE

1. This action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§77(k) and 77(o), and the common law.

2. The jurisdiction of this Court is based on Section 22 of the Securities Act, 15 U.S.C. §77v; 28 U.S.C. §1331 (federal question jurisdiction); and 28 U.S.C. §1367 (supplemental jurisdiction).

3. Venue is proper in this District as many of the acts, transactions and conduct alleged herein, including the dissemination to the investing public of the misleading statements at issue, occurred in substantial part in this District. Moreover, the investigation by New York Attorney General, Elliot Spitzer, into the mutual fund industry, relating to the unlawful practices alleged herein, was initiated and is focused in this District.

4. In connection with the acts and conduct alleged in this Complaint, the defendants, directly or indirectly, used the mails and instrumentalities of interstate commerce.

PARTIES

5. Plaintiff Scott Waldman ("Plaintiff") purchased shares of the Invesco Technology Fund pursuant to registration statements and prospectuses therefor, as set forth in his Certification annexed hereto. Plaintiff has been damaged by defendants' wrongful conduct as set

forth below.

6. AMVESCAP PLC ("AMVESCAP") is the ultimate parent of all of the Invesco defendants. Through its subsidiaries, including defendant Invesco Funds Group, defined below, AMVESCAP provides retail and institutional asset management services throughout the world. AMVESCAP is a London-based corporation and maintains an office at 11 Greenway Plaza, Houston, Texas 77046. AMVESCAP securities trade on the New York Stock Exchange under the symbol "AVZ."

7. Defendants AIM Stock Funds, AIM Counselor Series Trust, AIM Sector Funds Inc., Aim Bond Funds Inc., AIM Combination Stock and Bond Funds, Inc., AIM Money Market Funds, and AIM International Funds are the registrants and issuers of the shares of one or more of the Invesco Funds, and their office is located at 11 Greenway Plaza, Houston, Texas 77046. These entities are hereinafter referred to as the "Invesco Funds Registrants."

8. Defendant Invesco Funds Group, Inc. ("Invesco") is a Delaware corporation with its headquarters at 4350 South Monaco Street, Denver, Colorado.

9. Defendant Raymond Cunningham ("Cunningham") is a resident of Englewood, Colorado. At all relevant times, Cunningham has been either President and Chief Executive Officer (starting in 2003) or Chief Operating Officer of Invesco. Defendant Cunningham is also a member of the board of directors of the entire Invesco family of mutual funds.

10. Timothy Miller was, at all relevant times, the Chief Investment Officer of Invesco Funds Group.

11. Thomas Kolbe was, at all relevant times, Senior Vice President of National Sales of Invesco Funds Group.

NATURE OF THE ACTION AND FACTUAL BACKGROUND

12. This class action concerns improper trading practices in the mutual fund industry. In particular, two schemes have been uncovered recently which have incrementally deprived investors of millions and potentially billions of dollars of their hard-earned monies which they invested in mutual funds, traditionally viewed as a relatively safe investment whereby risk is diffused across a spectrum of holdings of individual securities, and which have long been the repository of family savings, and savings for college, and retirement.

13. The general theory behind investing in mutual funds is that it is better to diversify than to concentrate risk, and to entrust one's funds to the management skills of trustworthy, full-time investment professionals, for a small management fee, than to undertake to manage the individual stocks oneself. However, contrary to the purposes of the federal securities laws, and one of the very backbone principles of the securities industry – ensuring that there is a level playing field for each investor, big and small – the schemes which have been uncovered show larger institutions improperly using their size, access to and influence with mutual fund managers to manipulate the market rules and obtain great gains for themselves, at the direct expense of other investors in such funds who invest long-term, and lawfully.

14. Thus, in a September 3, 2003 announcement by the New York State Attorney General, one such institution improperly wielding influence, hedge fund Canary Capital Partners, LLC ("Canary"), agreed to pay $40 million to settle charges that it invested in certain mutual funds, including Invesco, in exchange for an opportunity to make illegal and improper

trades in the funds' shares, at the expense of the other mutual fund shareholders, with the active assistance and full complicity of the mutual funds themselves, who are charged with fiduciary responsibilities toward their other shareholders. However, as indicated by the New York Attorney General, Canary was by no means alone in employing these schemes with mutual funds such as Invesco, as this practice had become rampant in the industry, though, until recently, undetected by regulators

15. Influential institutional investors such as Canary perpetrated two primary schemes, from at least from 1999 to 2003, with the assistance of mutual funds such as Invesco. Both schemes involved the complicity of mutual fund management companies, including Invesco, that violated their fiduciary duties to their customers, in return for substantial fees and other income for themselves and their affiliates.

16. The first scheme was the "late trading" of mutual fund shares. As described more fully below, the daily price of mutual fund shares is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a particular day receive that day's price. Any orders placed *after* 4:00 p.m. EST are priced using the following day's price. However, contrary to this rule, Canary and other large investors agreed with certain financial institutions that orders Canary placed after 4 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This allowed Canary and other large investors using the same technique to capitalize on post- 4:00 p.m. information while those who bought their mutual fund shares lawfully could not. It has been observed that "late trading" can be analogized to "betting today on yesterday's horse races."

17. The second scheme involved so-called "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares, designed to exploit inefficiencies in the way mutual fund companies price their shares. Again, as the Attorney General has underscored, although Canary is the first large investor to pay a substantial fine related to such misconduct, this practice is by no means limited to Canary. Indeed, it is widely acknowledged in the securities industry that timing inures to the detriment of long-term shareholders, and because of this well-known detrimental effect, mutual fund prospectuses – such as Invesco's Dynamics Fund – typically state that timing is monitored and that the funds work to prevent it. In fact, many mutual fund companies have employees (known as "timing police") charged with identifying "timers" and stopping their short-term trading activity. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing, making arrangements for Canary and other market timers to be exempt from the "timing police."

18. The mutual fund prospectuses created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: managers sold the right to time their funds to Canary and other hedge fund investors. The prospectuses were silent about these arrangements

19. As a result of "late trading" and "timing" of mutual funds, Canary and other hedge fund investors, the mutual fund companies and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. The hedge funds' excess profits came dollar-for-dollar out of their pockets.

LATE TRADING

20. In sum, late trading exploits the unique way in which mutual funds set their prices. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing", which became law in 1968.

21. "Forward-pricing" ensures fairness and a level playing field for investors. Mutual fund investors do not know the exact price at which their orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes at 4 p.m. that day. Thus, all investors have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor has (or is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision. The reason for this is clear when one considers a typical situation where there is an event after the 4 p.m. market close (such as a positive earnings announcement), which makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. In such a case, forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day,

when the market will have digested the news and reflected its impact in (i) higher prices for the stock held by the fund, and therefore (ii) a higher NAV for the fund.

22. An investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes for significant news such as a positive earnings announcement to come out, and then buy the fund at the old, low NAV which does not yet reflect the positive news, at essentially no risk. When the market rises the next day, the investor can pocket the profit made on this arbitrage based solely on the privilege of trading on the "stale" NAV.

23. The "late trader's" arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. Essentially, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone wholly to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong to the long-term investors -- to give the late trader his gain. Thus, putting aside the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

24. For example, Canary engaged in late trading on a daily basis from approximately March 2000 until July 2003, targeting dozens of mutual funds and wrongfully obtaining tens of millions of dollars from them. Other hedge funds did the same. During the declining market of 2001 and 2002, hedge funds such as Canary used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the

market went down, serving to magnify long-term investors' losses. Canary obtained assistance to engage in late trading directly from Invesco.

TIMING

25. Mutual funds are generally meant to be long-term investments. They are designed for buy-and-hold investors, and thus are the favored repository for long-term goal oriented investment accounts. In spite of this, quick-turnaround traders frequently try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values ("NAVs").

26. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing", which became law in 1968.

27. Another type of timing is possible in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed. This is sometimes known as "liquidity arbitrage."

THE ADVERSE EFFECTS OF "TIMING"

28. Effective market timing captures an arbitrage profit, which comes dollar-for-dollar from the pockets of the long-term investors. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; as a result, the next day's NAV is reduced for those who are still in the fund. Conversely, if the timer sells short on days market prices are falling, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (known as "dilution"), timers also harm their target funds and the funds' shareholders in many other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. As a result, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by fund managers to counter the ill effects of "timing" on their funds do not eliminate the transfer of wealth out of the mutual fund caused by timing; rather, they only reduce the administrative cost of those transfers. Moreover, this can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of putting that money to use in a rising market. Fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly-stated investment strategy of their funds, and incurring

further transaction costs.

30. Mutual fund managers are well aware of the damaging effect that timers have on their funds. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage 1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easily apparent. Moreover, mutual fund managers have several ways, if they wish, of fighting back against timers.

31. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

IMPROPER IMPLEMENTATION OF "TIMING"

32. Notwithstanding the clear harm that timing causes and the relative ease of implementing controls to prevent large-scale timing, fund managers nonetheless sometimes succumb to incentives to allow their fund to be timed. Typically, a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own

company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company and its trustees owe fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Knowing this, the timer frequently offers the manager more assets in exchange for the right to time. Fund managers have caved into temptation and allowed investors in the target funds to be hurt, in exchange for additional money in their own pockets in the form of higher management fees.

34. Under "timing" schemes, larger institutional investors agree with mutual fund managers on the target funds to be timed, and then move money among those funds and another "resting place," such as a money market or similar fund in the same family. By keeping their money — often many millions of dollars — in the mutual fund family, the larger investor assures the manager that he or she will receive management and other fees on the amount. Moreover, sometimes the manager will waive any applicable early redemption fees, thus directly depriving the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often receive "sticky assets." These are typically long-term investments made not in the mutual fund in which the timing activity is permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond or hedge fund run by the manager) that assures a steady flow of fees to the manager.

36. During the Class Period, Invesco allowed larger institutional investors to time its funds. Invesco's prospectuses, however, assured investors that its fund managers discourage and work to prevent market timing. For example, the prospectus for the Invesco's Dynamics Fund, dated November 25, 2003, states:

> Currently, if you exceed 10 exchanges per calendar year... [and] INVESCO FUND...determines, in its sole discretion, that your short-term trading activity is excessive (regardless of whether or not you exceed such guidelines), it may, in its discretion, reject any additional purchase and exchange orders. Each...INVESCO FUND...reserves the discretion to accept exchanges in excess of these guidelines on a case-by-case basis if it believes that granting such exceptions would be in the best interest of shareholders.

Virtually identical language is contained in prospectuses for the other Invesco Funds. Nevertheless, as described further below, institutional traders were allowed to time the Invesco Funds, subject to such a prospectus.

CLASS ACTION ALLEGATIONS

37. Plaintiff brings this action on his behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed, or owned shares of one or more of Invesco's Dynamics Fund, European Fund, Small Company Growth, and Technology Funds between December 5, 1998 and December 1, 2003 (the "Class Period"), pursuant to a prospectus, and were damaged by defendants' wrongful conduct described herein (the "Class").

38. Members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and only can be ascertained through appropriate discovery, plaintiff believes there are thousands of Class members who acquired, redeemed, or held shares of the Invesco Funds during the Class

Period. Since 2000, Invesco has managed assets of approximately $48 billion, held by thousands of holders of record.

39. Common questions of law and fact exist as to all Class members and predominate over any questions affecting only individual members of the Class. Among the common questions of law and fact are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether the registration statements and prospectuses at issue omitted and/or misrepresented material facts about the offering of the Invesco Funds' shares; the management, operations, and policies relating to the exchange and/or trading activity of the Invesco Funds; market timing or late trading relating to the Invesco Funds; and redemption fees relating to these Invesco Funds;

(c) Whether defendants breached their fiduciary duties to plaintiff and the Class;

(d) Whether defendants participated in the course of conduct complained of herein; and

(e) Whether plaintiff and the other members of the Class sustained damages because of defendants' conduct, and, if so, the appropriate measure of such damages.

40. Plaintiff's claims are typical of the claims of the other members of the Class. Plaintiff and the other Class members have sustained damages that arise from, and were caused by, defendants' unlawful activities alleged herein. Plaintiff does not have interests antagonistic to, or in conflict with, the other members of the Class.

41. Plaintiff will fairly and adequately protect the interests of the other members of the Class and has retained competent counsel experienced in class and securities litigation to prosecute this action vigorously.

42. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. Furthermore, since the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impracticable for the members of the Class to seek redress individually for the wrongs they have suffered.

SUBSTANTIVE ALLEGATIONS

43. On December 2, 2003, the New York State Attorney General, as well as the SEC, filed civil charges for fraud against Invesco and defendant Cunningham. The following allegations are based on evidence gathered during the investigation by, and in the complaint filed by, the New York State Attorney General.

44. Invesco developed a highly systematic approach to allocating timing capacity within its funds. The criteria for acceptance for the Invesco timing program are set out in an October 18, 2001 memorandum authored by Michael Legoski, Invesco's timing policeman, to Kolbe. "This memo is intended to identify to you, who, how and why we are working with timers at this junction. In most cases policies and procedures have evolved over time, however, some are a direct requirement from your predecessor, Mr. Cunningham." Legoski then highlighted the key elements of Invesco's timing policy, including:

- I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limitations.

- Minimum dollar amount is $25 million.
- Invest only in those IFG funds we clear for them and then at a maximum dollar amount.
- When out of the market the money must stay in our Money Market or one of our bond funds.
- Receive clearance on all relationships from Tim Miller.
- Due to market conditions is why this program exists.

45. In a May 17, 2002 email, Legoski expanded on the Special Situations policy. He stated: "I have been working with this type of business at [Invesco] sense [sic] 1986... If done correctly this kind of business can be very profitable." After describing the procedures relating to Canary's trading in particular and Special Situations in general, Legoski lists "Critical Success Factors." The first of these is active involvement by Invesco's senior managers: "At [Invesco] our Chief Operating Officer [defendant Cunningham], Chief Investment Officer [Miller] and National Sales Manger [sic] [Kolbe] support this effort. With out [sic] their efforts the process would not and could not work."

46. Invesco developed a systematized approach to gathering timing assets, which included an application form to be completed by potential fund timers that were interested in participating in the Special Situations program. The form consists of four separate written questions concerning the nature of the timing entity, its approach to trading, its relationship with other mutual fund companies, and a conclusion "summarizing your proposed business relationship with Invesco. If there is additional information that you would like to disclose please do not hesitate in adding it."

47. Numerous fund timers were accepted into the Invesco program. By January 2003, a memorandum by Legoski stated that Invesco had thirty-three Special Situations involving broker-dealers "brought on board in the last 1.5 years" and forty registered investment

advisors ("RIAs") involved in timing "who in some cases have been with the firm for over 10 years" as well as numerous retail timers. Legoski estimated that total timing assets were $628 million, a figure that was down by roughly $300 million from a peak earlier in the Class Period.

48. On March 3, 2003, Legoski prepared a 47-page overview of "Special Situations and Timing Money at [Invesco]" for Kolbe. A copy of this report went to defendant Cunningham as well. In the course of reviewing the status of various approved timers, Legoski discussed the trading approach used by one Special Situation, the brokerage firm Brean Murray & Co. Brean Murray had approximately $56 million in timing funds at Invesco (an amount that Legoski states was being reduced) and used a timing model that involved shorting positions in Invesco funds to generate additional returns. Legoski did not indicate any concern about the effect such short sales would have on buy-and-hold investors in the targeted Invesco funds. The memorandum also describes a timer with permission to time an Invesco European Fund "[w]ith $1.9 million in [the] Tax Free Money Fund as sticky money."

49. A memorandum authored by Kolbe and Legoski dated March 11, 2003, formally sets out Invesco's "Special Situations Policies and Procedures" as of that date -- a time when Invesco was focusing on reducing the amount of timing money in its family of funds. It (1) lists the Invesco funds in which timing would be allowed; (2) gives instructions for detecting and eliminating rogue fund timers ("unwanted guests"); and (3) sets out steps for accepting new Special Situations. As part of this last category, it sets out the Invesco policy on "Sticky Money":

- Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded
- This money will follow prospectus guidelines
- It can be traded a maximum of 4 times a year per prospectus

- The money will be placed in funds at [Invesco] that [Invesco] and the representative [on the account] agree on
- All Special Situations must use [Invesco] money Market Funds when out of the market
- If [Invesco] Money Market can not be used then this will stop the relationship, there is no middle ground here.

50. Special Situations at Invesco were never reduced to written contracts. In fact, the Special Situations policy states that "[n]o written document identifying the agreement will be developed. All aspects of the agreement will be reviewed on the phone."

51. On June 2, 2003, Legoski sent another 47-page memorandum to defendant Cunningham and to Kolbe giving another overview of Special Situations. Besides describing existing timing arrangements in detail, it discusses Legoski's efforts to reduce (but not eliminate) the overall amount of timing money in certain Invesco funds and his success in identifying and ejecting "uninvited guests." The memorandum also lists 28 RIAs who had traded Invesco funds in excess of the four-exchanges-per-year prospectus rule, including one who had made 82 "round trips" in the Invesco Small Company Growth fund in a single year. Legoski indicated that he planned to ask this RIA and another with similar rapid trading either to reduce the velocity of their trades or to leave Invesco, and that all RIAs would be limited to "10 sells per fund or less for a 12 month period of time."

52. Throughout the relevant period, Invesco demonstrated that it was perfectly capable of excluding timers when it wanted to. Referring to "uninvited guests," Legoski stated "I aggressively look for this money and when identified stop the trading." Such timers received a letter explaining that market timing was inconsistent with Invesco's philosophy of maintaining a long-term investment perspective and that Invesco would prevent timers from "impairing the investment potential that our many long-term shareholders deserved."

s to trade far in excess of four times a year. It
ich affected all buy-and-hold investors of the
d it have concluded that its timing 17
Fund because, as described in more detail
ons were damaging the funds.
t was repeatedly put on notice that timing was
stop to it. "This type of activity is not in the
l one June 2002 memorandum to defendant
ind. "[Market timing] is killing the legitimate
inds," Miller wrote to Legoski on October 3,

Compliance Officer, gave an exhaustive list
January 15, 2003 memorandum to defendant
sure. Among other things, he noted that:

npact on performance by causing portfolio
e of cash and various strategies for dealing

y indicating that Invesco funds subject to
orm similar funds without timing by 75 to

tax consequences for investors. "This adds
shareholders, since they suffer potentially
burden." (Emphasis in original.)
was so massive that it hurt the returns of the
by forcing managers to invest in highly

53. Indeed, Invesco could h
at a stroke by establishing early redemptior
Legoski lists the most popular funds with tim
high yield funds) before concluding that "you
extent. Except those with redemption fees v
Invesco waived such fees, which would othe
that attracted fund timers and reimbursed long
This practice created tension with Invesco pros
be imposed for quick turn-around traders. On
memorandum that the disclosure for an interna
that is more clear (or more vague) about out tin
is we are communicating our decision not to ch
do so."

54. Invesco never disclosed
omission itself. In addition, Invesco prospect
assuring investors that the fund managers
prospectus states in relevant part that: We have

- You may make up to fou period, but you may be su described below.
- Each Fund reserves the ri or terminate the exchange Notice of all such modific of the Fund will be given the change, except in unu redemption of the exchan Company Act of 1940. (I

- Fluctuations in asset levels caused by timers (up to 12% in a day) led to "artificially high expense accruals charged to long term investors who are not market timers."
- Fund timers distort the investment style of target funds: ... market timers can and do interfere with a portfolio manager's decision-making process. Virtually every portfolio manager at INVESCO would concede that he or she has had to manage Funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies."
- "High volumes of market timing activity increases [sic] the risk that portfolio managers will make errors."

The memorandum goes on to calculate market timer turnover for the year 2002 in a number of Invesco funds, focusing on share classes favored by timers. This analysis yields turnover of 6,346% for the Dynamics fund, 12,613% for the European fund, and 22,064% for the Small Company Growth fund. It concludes that "[e]ven in cases where one share class is timed heavily and others are timed less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio."

57. Damage to the funds was recognized again by Miller in an email message to defendant Cunningham, Kolbe, and Legoski on February 12, 2003:

> I sent a message yesterday about the timers (it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance. I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.

Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of ***late trading***. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time.

58. In response to Miller's email on February 12, 2003, Charles Mayer, Senior Vice President, Equity Value responded:

> As far as I'm concerned they don't need to go--they're gone. I will not accept another penny of their money!

59. Cunningham replied:

> I realize that we are constantly trying to balance revenue and growth with an accommodation for this type of business, however, this type of activity was never discussed as an acceptable type of trading pattern. ... I cannot speak for all of the PMs affected, but Tim has always been willing to work with timers as a group and it is unfortunate, but when a willing PM cannot effectively deal with the business, one can only imagine how someone (with less understanding of the additional challenges of this type of business) will react....

60. Kolbe further responded:

> I could not agree more that violation of the trust we have extended towards Canary is a serious breach. Obviously this cuts across potential revenue and clearly impacts our many long term investors no less the patience of the portfolio mangers willing to try to work with timers to some degree. (Emphasis added.)

61. A week later, on February 20, 2003, Kolbe sent an email informing senior management of the recent developments regarding the new terms of Canary's timing arrangement. Kolbe wrote:

> As all of you are aware, recent activity by Canary caused negative economic impact to our funds. ... Canary currently has about $280 million with us domestically and $86 million in the offshore funds. ... I spoke with many of the portfolio managers and we have indications of willingness to work with Canary but at a significantly reduced dollar amount. ...We are cutting their dollar amount down significantly $280 million to $85 million.... (Emphasis added.)

62. Invesco continued to allow Canary to time its funds until Canary withdrew

its money after receiving a subpoena from the New York Attorney General's office in July 2002.

63. From January 1, 2001 to September 3, 2003, Invesco allowed larger institutional investors to time its funds (and also engage in late trading – which is illegal per se). Invesco's prospectuses, however, assured investors that its fund managers discourage and work to prevent market timing. For example, the prospectus for the Invesco's Dynamics Fund, dated November 25, 2003, states:

> Currently, if you exceed 10 exchanges per calendar year... [and] INVESCO FUND...determines, in its sole discretion, that your short-term trading activity is excessive (regardless of whether or not you exceed such guidelines), it may, in its discretion, reject any additional purchase and exchange orders. Each...INVESCO FUND...reserves the discretion to accept exchanges in excess of these guidelines on a case-by-case basis if it believes that granting such exceptions would be in the best interest of shareholders.

Virtually identical language is contained in prospectuses for the other Invesco Funds. Nevertheless, as described further below, institutional traders were allowed to time the Invesco Funds, subject to such a prospectus.

COUNT I

AGAINST DEFENDANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

64. Plaintiff repeats and realleges the allegations above as if fully set forth herein.

65. This Count is brought against defendants by plaintiff pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed or owned shares of one or more of Invesco's Dynamics Fund, European, Small Company Growth, and/or Technology funds between December 5, 1998

and December 1, 2003, pursuant to the registration statements and prospectuses for such funds.

66. The registration statements and prospectuses for Invesco's Dynamics Fund, European, Small Company Growth, and Technology funds, when effective, contained false and misleading statements of material fact, and omitted to state facts necessary to make the statements made therein not materially false and misleading, and concealed and failed adequately to disclose material facts as described above. In particular, the registration statements and prospectuses did not warn investors that defendants permitted certain institutional investors to conduct market timing and/or disregarded such market timing and, indeed, led investors to believe the opposite to be true; namely that market timing was strictly monitored and prohibited.

67. Defendants were responsible for the contents and dissemination of the registration statements and prospectuses for the Invesco's Dynamics, European, Small Company Growth, and Technology funds. Defendants are the issuers of securities within the meaning of Section 11 of the Securities Act.

68. The matters detailed above would have been material to a reasonable person reviewing the registration statements and prospectuses disseminated with respect to the Invesco Funds.

69. None of the defendants made a reasonable investigation or possessed reasonable grounds for the belief that the registration statements and prospectuses for the Invesco's Dynamics, European, Small Company Growth, and Technology funds contained no false and misleading statements or omissions of material fact necessary to make the statements made therein not misleading.

70. This action has been brought within two years after the discovery of the

untrue statements and the omissions or after such discovery should have been made by the exercise of reasonable diligence and within five years after the securities were offered to the public.

71. Class members acquired shares issued pursuant to the registration statements and prospectuses of the Dynamics, European, Small Company Growth, and Technology funds, and acquired shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the Class were, consequently, damaged by defendants' violations of Section 11 of the Securities Act.

72. By virtue of the foregoing, defendants violated Section 11 of the Securities Act.

COUNT II

AGAINST DEFENDANTS AMVESCAP PLC, INVESCO FUNDS GROUP, INC., AND RAYMOND CUNNINGHAM FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

73. Plaintiff repeats and realleges each and every allegation above, as if set forth in full herein.

74. Defendants AMVESCAP, Invesco, and Cunningham acted as controlling persons of the Invesco Funds Registrants, the registrants and issuers of the Dynamics, European, Small Company Growth, and Technology funds, within the meaning of Section 15 of the Securities Act as alleged herein. By virtue of their positions, these defendants had the power to influence and control, and did influence and control, directly or indirectly, the Invesco Funds Registrants, the registrant and issuers of the Dynamics, European, Small Company Growth, and Technology funds, and possessed the power and/or ability to control each of the wrongful acts

and practices complained of herein, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

75. As set forth above, defendants violated Section 11 by their acts and omissions as alleged herein. By virtue of their status as controlling persons of the Invesco's Dynamics, European, Small Company Growth, and Technology funds, defendants AMVESCAP, Invesco, and Cunningham are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their purchases of the Invesco Funds' shares.

COUNT III

AGAINST ALL DEFENDANTS FOR BEACH OF FIDUCIARY DUTY

76. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

77. Defendants, as supervisors, managers, and advisors of the Invesco's Dynamics, European, Small Company Growth, and Technology funds, for the benefit of said funds' shareholders, owed these funds and their shareholders the highest duties of candor, due care, and loyalty in order to satisfy the fiduciary duties imposed upon them by application of common law principles.

78. Defendants breached their fiduciary duties of complete candor, due care, and loyalty by: (i) participating in and/or failing to prevent or terminate the mutual fund trading scheme alleged herein; (ii) failing to establish and/or maintain internal controls sufficient to ensure that the Invesco entities did not advise or cause their Funds to engage in transactions which were wholly inappropriate and inconsistent with the investment needs and best interests of

the shareholders of those funds, and/or profited defendants and/or third parties, at the expense of the shareholders, and caused such shareholders financial harm, as described above; (iii) issuing false and misleading statements in the registration statements and prospectuses for the Dynamics, European, Small Company Growth, and Technology funds; and/or failing to disclose the market timing activities defendants were permitting, disregarding or otherwise failing to prevent.

79. Defendants breached their fiduciary duties of complete candor, due care, and loyalty when they caused materially incomplete and misleading registration statements and prospectuses to be prepared and disseminated to all Class members, as detailed above.

80. Defendants' breach of fiduciary duty caused damage to the shareholders of Invesco's Dynamics, European, Small Company Growth, and Technology funds, who acquired redeemed, or owned such shares during the Class Period in the manner described above. Among other things, as set forth above, profits made by the market timers came at the expense of the long-term investors in Invesco's Dynamics, European, Small Company Growth, and Technology funds and its shareholders.

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action, and certifying plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure and his counsel as Lead Counsel;

B. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this Action, including counsel fees and expert fees;

D. Enjoining any such further wrongful conduct as alleged herein; and

E. Such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: New York, New York
February 2, 2004

WOLF POPPER LLP

By: ______________________
Marian P. Rosner (MR 0410)
Michael A. Schwartz (MS 2352)
Andrew E. Lencyk (AL 4329)
845 Third Avenue
New York, NY 10022-6689
Telephone (212) 759-4600
Facsimile (212) 486-2093

NAPOLI, KAISER & BERN, LLP
115 Broadway
New York, NY 10006
Telephone (212) 267-3700
Facsimile (212) 513-7320

BOIES, SCHILLER & FLEXNER
333 Main Street, Suite 300
Armonk, New York 10504
Telephone (914) 749-8200
Facsimile (914) 749-8300

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

I, Scott G. Waldman, hereby state:

1. I have reviewed a draft of the complaint against the Invesco family of mutual funds in the action styled Waldman v. Invesco Funds Group, Inc., et al., to be filed in the U.S. District Court for the Southern District of New York, and have authorized the filing of a similar complaint on my behalf by Wolf Popper LLP.

2. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

3. I currently hold 83.6 shares in the Invesco Technology Fund at a market price of $22.92 per share. I purchased these shares on October 28, 1998.

4. I did not purchase these securities at the direction of my counsel, or in order to participate in this private action.

5. I recently sought to serve as representative on behalf of a class in two factually related cases involving other mutual fund companies, Alliance Capital Management and Pilgrim Baxter & Associates. I have not sought to serve, or otherwise served as, a representative party on behalf of a class in any other action under the federal securities laws filed during the last 3 years.

6. I will not accept any payment for serving as a representative party on behalf of the Class beyond my pro rata share of any possible recovery, except for an award, as ordered or approved by the Court, for reasonable costs and expenses (including lost wages) directly relating to my representation of the Class.

Signed under penalty of perjury this 1 day of ~~January~~ Feb, 2004.

[signature] 2/1/04

Doc#: 139033

Feb 3

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

SCOTT WALDMAN, on behalf of himself and all others similarly situated,	Civil Action No.
Plaintiff,	04 CV 00915
- against -	CLASS ACTION COMPLAINT **JURY TRIAL DEMANDED**
INVESCO FUNDS GROUP, INC., INVESCO DYNAMICS FUND, INVESCO EUROPEAN FUND, INVESCO SMALL COMPANY GROWTH FUND, INVESCO TECHNOLOGY FUND, AIM STOCK FUNDS, AIM COUNSELOR SERIES TRUST, AIM SECTOR FUNDS INC., AIM BOND FUNDS INC., AIM COMBINATION STOCK AND BOND FUNDS INC., AIM MONEY MARKET FUNDS INC., AIM INTERNATIONAL FUNDS INC., AMVESCAP PLC, and RAYMOND CUNNINGHAM,	DOC # 1
Defendants.	

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, alleges the following based upon the investigation of his counsel, except as to allegations specifically pertaining to plaintiff and his counsel, which are based on personal knowledge. Plaintiff's investigation included, among other things, a review of the public announcements made by defendants, Securities and Exchange Commission ("SEC") filings, press releases and media reports regarding defendants, court filings, and certain internal corporate documents which have become publicly available.

This is a class action brought on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed or owned shares of one or more of the following Invesco Funds between December 5, 1998 and December 1, 2003, for violations of the federal securities laws and the common law: Invesco's Dynamics Fund, European Fund, Small Company Growth Fund, and Technology Fund (the "Invesco Funds").

JURISDICTION AND VENUE

1. This action arises under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"), 15 U.S.C. §§77(k) and 77(o), and the common law.

2. The jurisdiction of this Court is based on Section 22 of the Securities Act, 15 U.S.C. §77v; 28 U.S.C. §1331 (federal question jurisdiction); and 28 U.S.C. §1367 (supplemental jurisdiction).

3. Venue is proper in this District as many of the acts, transactions and conduct alleged herein, including the dissemination to the investing public of the misleading statements at issue, occurred in substantial part in this District. Moreover, the investigation by New York Attorney General, Elliot Spitzer, into the mutual fund industry, relating to the unlawful practices alleged herein, was initiated and is focused in this District.

4. In connection with the acts and conduct alleged in this Complaint, the defendants, directly or indirectly, used the mails and instrumentalities of interstate commerce.

PARTIES

5. Plaintiff Scott Waldman ("Plaintiff") purchased shares of the Invesco Technology Fund pursuant to registration statements and prospectuses therefor, as set forth in his Certification annexed hereto. Plaintiff has been damaged by defendants' wrongful conduct as set

forth below.

6. AMVESCAP PLC ("AMVESCAP") is the ultimate parent of all of the Invesco defendants. Through its subsidiaries, including defendant Invesco Funds Group, defined below, AMVESCAP provides retail and institutional asset management services throughout the world. AMVESCAP is a London-based corporation and maintains an office at 11 Greenway Plaza, Houston, Texas 77046. AMVESCAP securities trade on the New York Stock Exchange under the symbol "AVZ."

7. Defendants AIM Stock Funds, AIM Counselor Series Trust, AIM Sector Funds Inc., Aim Bond Funds Inc., AIM Combination Stock and Bond Funds, Inc., AIM Money Market Funds, and AIM International Funds are the registrants and issuers of the shares of one or more of the Invesco Funds, and their office is located at 11 Greenway Plaza, Houston, Texas 77046. These entities are hereinafter referred to as the "Invesco Funds Registrants."

8. Defendant Invesco Funds Group, Inc. ("Invesco") is a Delaware corporation with its headquarters at 4350 South Monaco Street, Denver, Colorado.

9. Defendant Raymond Cunningham ("Cunningham") is a resident of Englewood, Colorado. At all relevant times, Cunningham has been either President and Chief Executive Officer (starting in 2003) or Chief Operating Officer of Invesco. Defendant Cunningham is also a member of the board of directors of the entire Invesco family of mutual funds.

10. Timothy Miller was, at all relevant times, the Chief Investment Officer of Invesco Funds Group.

11. Thomas Kolbe was, at all relevant times, Senior Vice President of National Sales of Invesco Funds Group.

NATURE OF THE ACTION AND FACTUAL BACKGROUND

12. This class action concerns improper trading practices in the mutual fund industry. In particular, two schemes have been uncovered recently which have incrementally deprived investors of millions and potentially billions of dollars of their hard-earned monies which they invested in mutual funds, traditionally viewed as a relatively safe investment whereby risk is diffused across a spectrum of holdings of individual securities, and which have long been the repository of family savings, and savings for college, and retirement.

13. The general theory behind investing in mutual funds is that it is better to diversify than to concentrate risk, and to entrust one's funds to the management skills of trustworthy, full-time investment professionals, for a small management fee, than to undertake to manage the individual stocks oneself. However, contrary to the purposes of the federal securities laws, and one of the very backbone principles of the securities industry – ensuring that there is a level playing field for each investor, big and small – the schemes which have been uncovered show larger institutions improperly using their size, access to and influence with mutual fund managers to manipulate the market rules and obtain great gains for themselves, at the direct expense of other investors in such funds who invest long-term, and lawfully.

14. Thus, in a September 3, 2003 announcement by the New York State Attorney General, one such institution improperly wielding influence, hedge fund Canary Capital Partners, LLC ("Canary"), agreed to pay $40 million to settle charges that it invested in certain mutual funds, including Invesco, in exchange for an opportunity to make illegal and improper

trades in the funds' shares, at the expense of the other mutual fund shareholders, with the active assistance and full complicity of the mutual funds themselves, who are charged with fiduciary responsibilities toward their other shareholders. However, as indicated by the New York Attorney General, Canary was by no means alone in employing these schemes with mutual funds such as Invesco, as this practice had become rampant in the industry, though, until recently, undetected by regulators

15. Influential institutional investors such as Canary perpetrated two primary schemes, from at least from 1999 to 2003, with the assistance of mutual funds such as Invesco. Both schemes involved the complicity of mutual fund management companies, including Invesco, that violated their fiduciary duties to their customers, in return for substantial fees and other income for themselves and their affiliates.

16. The first scheme was the "late trading" of mutual fund shares. As described more fully below, the daily price of mutual fund shares is generally calculated as of 4:00 p.m. EST. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a particular day receive that day's price. Any orders placed *after* 4:00 p.m. EST are priced using the following day's price. However, contrary to this rule, Canary and other large investors agreed with certain financial institutions that orders Canary placed after 4 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This allowed Canary and other large investors using the same technique to capitalize on post- 4:00 p.m. information while those who bought their mutual fund shares lawfully could not. It has been observed that "late trading" can be analogized to "betting today on yesterday's horse races."

17. The second scheme involved so-called "timing" of mutual funds. "Timing" is an investment technique involving short-term, "in and out" trading of mutual fund shares, designed to exploit inefficiencies in the way mutual fund companies price their shares. Again, as the Attorney General has underscored, although Canary is the first large investor to pay a substantial fine related to such misconduct, this practice is by no means limited to Canary. Indeed, it is widely acknowledged in the securities industry that timing inures to the detriment of long-term shareholders, and because of this well-known detrimental effect, mutual fund prospectuses – such as Invesco's Dynamics Fund – typically state that timing is monitored and that the funds work to prevent it. In fact, many mutual fund companies have employees (known as "timing police") charged with identifying "timers" and stopping their short-term trading activity. Nonetheless, in return for investments that will increase fund managers' fees, fund managers enter into undisclosed agreements to allow timing, making arrangements for Canary and other market timers to be exempt from the "timing police."

18. The mutual fund prospectuses created the misleading impression that mutual funds were vigilantly protecting investors against the negative effects of timing. In fact, the opposite was true: managers sold the right to time their funds to Canary and other hedge fund investors. The prospectuses were silent about these arrangements

19. As a result of "late trading" and "timing" of mutual funds, Canary and other hedge fund investors, the mutual fund companies and their intermediaries profited handsomely. The losers were unsuspecting long-term mutual fund investors. The hedge funds' excess profits came dollar-for-dollar out of their pockets.

LATE TRADING

20. In sum, late trading exploits the unique way in which mutual funds set their prices. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing", which became law in 1968.

21. "Forward-pricing" ensures fairness and a level playing field for investors. Mutual fund investors do not know the exact price at which their orders will be executed at the time they place the orders (unlike stock investors), because NAVs are calculated after the market closes at 4 p.m. that day. Thus, all investors have the same opportunity to digest "pre-4:00 p.m. information" before they buy or sell, and no investor has (or is supposed to have) the benefit of "post-4:00 information" prior to making an investment decision. The reason for this is clear when one considers a typical situation where there is an event after the 4 p.m. market close (such as a positive earnings announcement), which makes it highly probable that the market for the stocks in a given fund will open sharply higher the next day. In such a case, forward pricing ensures fairness: those who bought the fund during the day, before the information came out, will enjoy a gain. Those who buy shares in the fund after the announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the next day,

when the market will have digested the news and reflected its impact in (i) higher prices for the stock held by the fund, and therefore (ii) a higher NAV for the fund.

22. An investor who can avoid forward pricing and buy at the prior NAV has a significant trading advantage, since he can wait until after the market closes for significant news such as a positive earnings announcement to come out, and then buy the fund at the old, low NAV which does not yet reflect the positive news, at essentially no risk. When the market rises the next day, the investor can pocket the profit made on this arbitrage based solely on the privilege of trading on the "stale" NAV.

23. The "late trader's" arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. Essentially, the late trader is being allowed into the fund after it is closed for the day to participate in a profit that would otherwise have gone wholly to the fund's buy-and-hold investors. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong to the long-term investors -- to give the late trader his gain. Thus, putting aside the investment results of the mutual fund for the brief time that the late trader actually holds it, the late trader's gain is the long-term investors' loss. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

24. For example, Canary engaged in late trading on a daily basis from approximately March 2000 until July 2003, targeting dozens of mutual funds and wrongfully obtaining tens of millions of dollars from them. Other hedge funds did the same. During the declining market of 2001 and 2002, hedge funds such as Canary used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the

market went down, serving to magnify long-term investors' losses. Canary obtained assistance to engage in late trading directly from Invesco.

TIMING

25. Mutual funds are generally meant to be long-term investments. They are designed for buy-and-hold investors, and thus are the favored repository for long-term goal oriented investment accounts. In spite of this, quick-turnaround traders frequently try to trade in and out of certain mutual funds in order to exploit inefficiencies in the way they set their Net Asset Values ("NAVs").

26. Mutual funds are valued once a day, usually at 4:00 p.m. EST, when the New York market closes. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities comprising a fund's portfolio, along with the value of any cash maintained for the fund. A mutual fund stands ready to buy or sell ("redeem") its shares at the NAV with the public all day, any day. However, unlike a stock, the price of a mutual fund does not change during the course of the day. Accordingly, orders placed at any time during the trading day up to the 4:00 p.m. cutoff receive that day's NAV, but an order placed at 4:01 p.m. or thereafter receives the next day's NAV. This is known as "forward pricing", which became law in 1968.

27. Another type of timing is possible in mutual funds containing illiquid securities such as high-yield bonds or small capitalization stocks. In such cases, the fact that some of the fund's securities may not have traded for hours before the New York closing time can render the fund's NAV stale, and thus open to being timed. This is sometimes known as "liquidity arbitrage."

THE ADVERSE EFFECTS OF "TIMING"

28. Effective market timing captures an arbitrage profit, which comes dollar-for-dollar from the pockets of the long-term investors. The timer steps in at the last minute and takes part of the buy-and-hold investors' upside when the market goes up; as a result, the next day's NAV is reduced for those who are still in the fund. Conversely, if the timer sells short on days market prices are falling, the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that investors are experiencing in a declining market.

29. Besides the wealth transfer of arbitrage (known as "dilution"), timers also harm their target funds and the funds' shareholders in many other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also lead to realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. As a result, fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by fund managers to counter the ill effects of "timing" on their funds do not eliminate the transfer of wealth out of the mutual fund caused by timing; rather, they only reduce the administrative cost of those transfers. Moreover, this can also reduce the overall performance of the fund by requiring the fund manager to keep a certain amount of the funds' assets in cash at all times, thus depriving the investors of the advantages of putting that money to use in a rising market. Fund managers even enter into special investments as an attempt to "hedge" against timing activity (instead of simply refusing to allow it), thus deviating altogether from the ostensible, publicly-stated investment strategy of their funds, and incurring

further transaction costs.

30. Mutual fund managers are well aware of the damaging effect that timers have on their funds. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Research/arbitrage 1002.pdf. While it is virtually impossible for fund managers to identify every timing trade, large movements in and out of funds are easily apparent. Moreover, mutual fund managers have several ways, if they wish, of fighting back against timers.

31. Fund managers generally have the power simply to reject timers' purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively wipe out the arbitrage that timers exploit. Typically, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value", and eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obligated to use their best efforts to employ these available tools to protect their customers from the dilution that timing causes.

IMPROPER IMPLEMENTATION OF "TIMING"

32. Notwithstanding the clear harm that timing causes and the relative ease of implementing controls to prevent large-scale timing, fund managers nonetheless sometimes succumb to incentives to allow their fund to be timed. Typically, a single management company sets up a number of mutual funds to form a family. While each mutual fund is in fact its own

company, as a practical matter, the management company runs it. The portfolio managers who make the investment decisions for the funds and the executives to whom they report are all typically employees of the management company, not the mutual funds themselves. Still, the management company and its trustees owe fiduciary duties to each fund and each investor.

33. The management company makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Knowing this, the timer frequently offers the manager more assets in exchange for the right to time. Fund managers have caved into temptation and allowed investors in the target funds to be hurt, in exchange for additional money in their own pockets in the form of higher management fees.

34. Under "timing" schemes, larger institutional investors agree with mutual fund managers on the target funds to be timed, and then move money among those funds and another "resting place," such as a money market or similar fund in the same family. By keeping their money — often many millions of dollars — in the mutual fund family, the larger investor assures the manager that he or she will receive management and other fees on the amount. Moreover, sometimes the manager will waive any applicable early redemption fees, thus directly depriving the fund of money that would have partially reimbursed the fund for the impact of timing.

35. As an additional inducement for allowing the timing, fund managers often receive "sticky assets." These are typically long-term investments made not in the mutual fund in which the timing activity is permitted, but in one of the fund manager's financial vehicles (*e.g.*, a bond or hedge fund run by the manager) that assures a steady flow of fees to the manager.

36. During the Class Period, Invesco allowed larger institutional investors to time its funds. Invesco's prospectuses, however, assured investors that its fund managers discourage and work to prevent market timing. For example, the prospectus for the Invesco's Dynamics Fund, dated November 25, 2003, states:

> Currently, if you exceed 10 exchanges per calendar year... [and] INVESCO FUND...determines, in its sole discretion, that your short-term trading activity is excessive (regardless of whether or not you exceed such guidelines), it may, in its discretion, reject any additional purchase and exchange orders. Each...INVESCO FUND...reserves the discretion to accept exchanges in excess of these guidelines on a case-by-case basis if it believes that granting such exceptions would be in the best interest of shareholders.

Virtually identical language is contained in prospectuses for the other Invesco Funds. Nevertheless, as described further below, institutional traders were allowed to time the Invesco Funds, subject to such a prospectus.

CLASS ACTION ALLEGATIONS

37. Plaintiff brings this action on his behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed, or owned shares of one or more of Invesco's Dynamics Fund, European Fund, Small Company Growth, and Technology Funds between December 5, 1998 and December 1, 2003 (the "Class Period"), pursuant to a prospectus, and were damaged by defendants' wrongful conduct described herein (the "Class").

38. Members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and only can be ascertained through appropriate discovery, plaintiff believes there are thousands of Class members who acquired, redeemed, or held shares of the Invesco Funds during the Class

Period. Since 2000, Invesco has managed assets of approximately $48 billion, held by thousands of holders of record.

39. Common questions of law and fact exist as to all Class members and predominate over any questions affecting only individual members of the Class. Among the common questions of law and fact are:

(a) Whether the federal securities laws were violated by defendants' acts as alleged herein;

(b) Whether the registration statements and prospectuses at issue omitted and/or misrepresented material facts about the offering of the Invesco Funds' shares; the management, operations, and policies relating to the exchange and/or trading activity of the Invesco Funds; market timing or late trading relating to the Invesco Funds; and redemption fees relating to these Invesco Funds;

(c) Whether defendants breached their fiduciary duties to plaintiff and the Class;

(d) Whether defendants participated in the course of conduct complained of herein; and

(e) Whether plaintiff and the other members of the Class sustained damages because of defendants' conduct, and, if so, the appropriate measure of such damages.

40. Plaintiff's claims are typical of the claims of the other members of the Class. Plaintiff and the other Class members have sustained damages that arise from, and were caused by, defendants' unlawful activities alleged herein. Plaintiff does not have interests antagonistic to, or in conflict with, the other members of the Class.

41. Plaintiff will fairly and adequately protect the interests of the other members of the Class and has retained competent counsel experienced in class and securities litigation to prosecute this action vigorously.

42. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Plaintiff knows of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action. Furthermore, since the damages suffered by individual members of the Class may be relatively small, the expense and burden of individual litigation make it impracticable for the members of the Class to seek redress individually for the wrongs they have suffered.

SUBSTANTIVE ALLEGATIONS

43. On December 2, 2003, the New York State Attorney General, as well as the SEC, filed civil charges for fraud against Invesco and defendant Cunningham. The following allegations are based on evidence gathered during the investigation by, and in the complaint filed by, the New York State Attorney General.

44. Invesco developed a highly systematic approach to allocating timing capacity within its funds. The criteria for acceptance for the Invesco timing program are set out in an October 18, 2001 memorandum authored by Michael Legoski, Invesco's timing policeman, to Kolbe. "This memo is intended to identify to you, who, how and why we are working with timers at this junction. In most cases policies and procedures have evolved over time, however, some are a direct requirement from your predecessor, Mr. Cunningham." Legoski then highlighted the key elements of Invesco's timing policy, including:

- I have requested that we only work with Advisor [sic] who can bring us substantial assets and also follow our limitations.

- Minimum dollar amount is $25 million.
- Invest only in those IFG funds we clear for them and then at a maximum dollar amount.
- When out of the market the money must stay in our Money Market or one of our bond funds.
- Receive clearance on all relationships from Tim Miller.
- Due to market conditions is why this program exists.

45. In a May 17, 2002 email, Legoski expanded on the Special Situations policy. He stated: "I have been working with this type of business at [Invesco] sense [sic] 1986... If done correctly this kind of business can be very profitable." After describing the procedures relating to Canary's trading in particular and Special Situations in general, Legoski lists "Critical Success Factors." The first of these is active involvement by Invesco's senior managers: "At [Invesco] our Chief Operating Officer [defendant Cunningham], Chief Investment Officer [Miller] and National Sales Manger [sic] [Kolbe] support this effort. With out [sic] their efforts the process would not and could not work."

46. Invesco developed a systematized approach to gathering timing assets, which included an application form to be completed by potential fund timers that were interested in participating in the Special Situations program. The form consists of four separate written questions concerning the nature of the timing entity, its approach to trading, its relationship with other mutual fund companies, and a conclusion "summarizing your proposed business relationship with Invesco. If there is additional information that you would like to disclose please do not hesitate in adding it."

47. Numerous fund timers were accepted into the Invesco program. By January 2003, a memorandum by Legoski stated that Invesco had thirty-three Special Situations involving broker-dealers "brought on board in the last 1.5 years" and forty registered investment

advisors ("RIAs") involved in timing "who in some cases have been with the firm for over 10 years" as well as numerous retail timers. Legoski estimated that total timing assets were $628 million, a figure that was down by roughly $300 million from a peak earlier in the Class Period.

48. On March 3, 2003, Legoski prepared a 47-page overview of "Special Situations and Timing Money at [Invesco]" for Kolbe. A copy of this report went to defendant Cunningham as well. In the course of reviewing the status of various approved timers, Legoski discussed the trading approach used by one Special Situation, the brokerage firm Brean Murray & Co. Brean Murray had approximately $56 million in timing funds at Invesco (an amount that Legoski states was being reduced) and used a timing model that involved shorting positions in Invesco funds to generate additional returns. Legoski did not indicate any concern about the effect such short sales would have on buy-and-hold investors in the targeted Invesco funds. The memorandum also describes a timer with permission to time an Invesco European Fund "[w]ith $1.9 million in [the] Tax Free Money Fund as sticky money."

49. A memorandum authored by Kolbe and Legoski dated March 11, 2003, formally sets out Invesco's "Special Situations Policies and Procedures" as of that date -- a time when Invesco was focusing on reducing the amount of timing money in its family of funds. It (1) lists the Invesco funds in which timing would be allowed; (2) gives instructions for detecting and eliminating rogue fund timers ("unwanted guests"); and (3) sets out steps for accepting new Special Situations. As part of this last category, it sets out the Invesco policy on "Sticky Money":

- Sticky money is money that the Special Situation places in [Invesco] funds and is not actively traded
- This money will follow prospectus guidelines
- It can be traded a maximum of 4 times a year per prospectus

- The money will be placed in funds at [Invesco] that [Invesco] and the representative [on the account] agree on
- All Special Situations must use [Invesco] money Market Funds when out of the market
- If [Invesco] Money Market can not be used then this will stop the relationship, there is no middle ground here.

50. Special Situations at Invesco were never reduced to written contracts. In fact, the Special Situations policy states that "[n]o written document identifying the agreement will be developed. All aspects of the agreement will be reviewed on the phone."

51. On June 2, 2003, Legoski sent another 47-page memorandum to defendant Cunningham and to Kolbe giving another overview of Special Situations. Besides describing existing timing arrangements in detail, it discusses Legoski's efforts to reduce (but not eliminate) the overall amount of timing money in certain Invesco funds and his success in identifying and ejecting "uninvited guests." The memorandum also lists 28 RIAs who had traded Invesco funds in excess of the four-exchanges-per-year prospectus rule, including one who had made 82 "round trips" in the Invesco Small Company Growth fund in a single year. Legoski indicated that he planned to ask this RIA and another with similar rapid trading either to reduce the velocity of their trades or to leave Invesco, and that all RIAs would be limited to "10 sells per fund or less for a 12 month period of time."

52. Throughout the relevant period, Invesco demonstrated that it was perfectly capable of excluding timers when it wanted to. Referring to "uninvited guests," Legoski stated "I aggressively look for this money and when identified stop the trading." Such timers received a letter explaining that market timing was inconsistent with Invesco's philosophy of maintaining a long-term investment perspective and that Invesco would prevent timers from "impairing the investment potential that our many long-term shareholders deserved."

's to trade far in excess of four times a year. It

ich affected all buy-and-hold investors of the

d it have concluded that its timing 17

Fund because, as described in more detail

ons were damaging the funds.

t was repeatedly put on notice that timing was

stop to it. "This type of activity is not in the

l one June 2002 memorandum to defendant

ınd. "[Market timing] is killing the legitimate

ınds," Miller wrote to Legoski on October 3,

Compliance Officer, gave an exhaustive list

January 15, 2003 memorandum to defendant

sure. Among other things, he noted that:

npact on performance by causing portfolio
e of cash and various strategies for dealing

y indicating that Invesco funds subject to
orm similar funds without timing by 75 to

tax consequences for investors. "This adds
shareholders, since they suffer potentially
burden." (Emphasis in original.)
was so massive that it hurt the returns of the
by forcing managers to invest in highly

53. Indeed, Invesco could h

at a stroke by establishing early redemptior

Legoski lists the most popular funds with tim

high yield funds) before concluding that "you

extent. Except those with redemption fees v

Invesco waived such fees, which would othe

that attracted fund timers and reimbursed long

This practice created tension with Invesco pros

be imposed for quick turn-around traders. On

memorandum that the disclosure for an interna

that is more clear (or more vague) about out tin

is we are communicating our decision not to ch

do so."

54. Invesco never disclosed

omission itself. In addition, Invesco prospect

assuring investors that the fund managers

prospectus states in relevant part that: We have

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- Fluctuations in asset levels caused by timers (up to 12% in a day) led to "artificially high expense accruals charged to long term investors who are not market timers."
- Fund timers distort the investment style of target funds: ... market timers can and do interfere with a portfolio manager's decision-making process. Virtually every portfolio manager at INVESCO would concede that he or she has had to manage Funds differently to accommodate market timers. Certainly, the amount of time spent managing volatile cash flows could be better spent picking securities and developing long-term strategies."
- "High volumes of market timing activity increases [sic] the risk that portfolio managers will make errors."

The memorandum goes on to calculate market timer turnover for the year 2002 in a number of Invesco funds, focusing on share classes favored by timers. This analysis yields turnover of 6,346% for the Dynamics fund, 12,613% for the European fund, and 22,064% for the Small Company Growth fund. It concludes that "[e]ven in cases where one share class is timed heavily and others are timed less heavily, the performance of the non-timed classes is impacted, since the classes share a common investment portfolio."

57. Damage to the funds was recognized again by Miller in an email message to defendant Cunningham, Kolbe, and Legoski on February 12, 2003:

> I sent a message yesterday about the timers (it was Canary), and sure enough they came in 2 days ago in Dynamics with $180 million, and left yesterday. Same thing for Core Equity, Health and Tech. These guys have no model, they are day-trading our funds, and in my case I know they are costing our legitimate shareholders significant performance. I had to buy into a strong early rally yesterday, and know I'm negative cash this morning because of these bastards and I have to sell into a weak market. This is NOT good business for us, and they need to go.

Unbeknownst to Miller, one of the reasons that Canary's timing was so damaging to Invesco's "legitimate shareholders" was that it largely consisted of ***late trading***. Canary routinely placed trades in Invesco funds as late as 7:30 p.m. New York time.

58. In response to Miller's email on February 12, 2003, Charles Mayer, Senior Vice President, Equity Value responded:

> As far as I'm concerned they don't need to go--they're gone. I will not accept another penny of their money!

59. Cunningham replied:

> I realize that we are constantly trying to balance revenue and growth with an accommodation for this type of business, however, this type of activity was never discussed as an acceptable type of trading pattern. ... I cannot speak for all of the PMs affected, but Tim has always been willing to work with timers as a group and it is unfortunate, but when a willing PM cannot effectively deal with the business, one can only imagine how someone (with less understanding of the additional challenges of this type of business) will react....

60. Kolbe further responded:

> I could not agree more that violation of the trust we have extended towards Canary is a serious breach. Obviously this cuts across potential revenue and clearly impacts our many long term investors no less the patience of the portfolio mangers willing to try to work with timers to some degree. (Emphasis added.)

61. A week later, on February 20, 2003, Kolbe sent an email informing senior management of the recent developments regarding the new terms of Canary's timing arrangement. Kolbe wrote:

> As all of you are aware, recent activity by Canary caused negative economic impact to our funds. ... Canary currently has about $280 million with us domestically and $86 million in the offshore funds. ... I spoke with many of the portfolio managers and we have indications of willingness to work with Canary but at a significantly reduced dollar amount. ...We are cutting their dollar amount down significantly $280 million to $85 million.... (Emphasis added.)

62. Invesco continued to allow Canary to time its funds until Canary withdrew

its money after receiving a subpoena from the New York Attorney General's office in July 2002.

63. From January 1, 2001 to September 3, 2003, Invesco allowed larger institutional investors to time its funds (and also engage in late trading – which is illegal per se). Invesco's prospectuses, however, assured investors that its fund managers discourage and work to prevent market timing. For example, the prospectus for the Invesco's Dynamics Fund, dated November 25, 2003, states:

> Currently, if you exceed 10 exchanges per calendar year... [and] INVESCO FUND...determines, in its sole discretion, that your short-term trading activity is excessive (regardless of whether or not you exceed such guidelines), it may, in its discretion, reject any additional purchase and exchange orders. Each...INVESCO FUND...reserves the discretion to accept exchanges in excess of these guidelines on a case-by-case basis if it believes that granting such exceptions would be in the best interest of shareholders.

Virtually identical language is contained in prospectuses for the other Invesco Funds. Nevertheless, as described further below, institutional traders were allowed to time the Invesco Funds, subject to such a prospectus.

COUNT I

AGAINST DEFENDANTS FOR VIOLATIONS OF SECTION 11 OF THE SECURITIES ACT

64. Plaintiff repeats and realleges the allegations above as if fully set forth herein.

65. This Count is brought against defendants by plaintiff pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of all persons, other than defendants and their affiliates, who acquired, redeemed or owned shares of one or more of Invesco's Dynamics Fund, European, Small Company Growth, and/or Technology funds between December 5, 1998

and December 1, 2003, pursuant to the registration statements and prospectuses for such funds.

66. The registration statements and prospectuses for Invesco's Dynamics Fund, European, Small Company Growth, and Technology funds, when effective, contained false and misleading statements of material fact, and omitted to state facts necessary to make the statements made therein not materially false and misleading, and concealed and failed adequately to disclose material facts as described above. In particular, the registration statements and prospectuses did not warn investors that defendants permitted certain institutional investors to conduct market timing and/or disregarded such market timing and, indeed, led investors to believe the opposite to be true; namely that market timing was strictly monitored and prohibited.

67. Defendants were responsible for the contents and dissemination of the registration statements and prospectuses for the Invesco's Dynamics, European, Small Company Growth, and Technology funds. Defendants are the issuers of securities within the meaning of Section 11 of the Securities Act.

68. The matters detailed above would have been material to a reasonable person reviewing the registration statements and prospectuses disseminated with respect to the Invesco Funds.

69. None of the defendants made a reasonable investigation or possessed reasonable grounds for the belief that the registration statements and prospectuses for the Invesco's Dynamics, European, Small Company Growth, and Technology funds contained no false and misleading statements or omissions of material fact necessary to make the statements made therein not misleading.

70. This action has been brought within two years after the discovery of the

untrue statements and the omissions or after such discovery should have been made by the exercise of reasonable diligence and within five years after the securities were offered to the public.

71. Class members acquired shares issued pursuant to the registration statements and prospectuses of the Dynamics, European, Small Company Growth, and Technology funds, and acquired shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the Class were, consequently, damaged by defendants' violations of Section 11 of the Securities Act.

72. By virtue of the foregoing, defendants violated Section 11 of the Securities Act.

COUNT II

AGAINST DEFENDANTS AMVESCAP PLC, INVESCO FUNDS GROUP, INC., AND RAYMOND CUNNINGHAM FOR VIOLATIONS OF SECTION 15 OF THE SECURITIES ACT

73. Plaintiff repeats and realleges each and every allegation above, as if set forth in full herein.

74. Defendants AMVESCAP, Invesco, and Cunningham acted as controlling persons of the Invesco Funds Registrants, the registrants and issuers of the Dynamics, European, Small Company Growth, and Technology funds, within the meaning of Section 15 of the Securities Act as alleged herein. By virtue of their positions, these defendants had the power to influence and control, and did influence and control, directly or indirectly, the Invesco Funds Registrants, the registrant and issuers of the Dynamics, European, Small Company Growth, and Technology funds, and possessed the power and/or ability to control each of the wrongful acts

and practices complained of herein, including the content and dissemination of the various statements which plaintiff contends are false and misleading.

75. As set forth above, defendants violated Section 11 by their acts and omissions as alleged herein. By virtue of their status as controlling persons of the Invesco's Dynamics, European, Small Company Growth, and Technology funds, defendants AMVESCAP, Invesco, and Cunningham are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of defendants' wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their purchases of the Invesco Funds' shares.

COUNT III

AGAINST ALL DEFENDANTS FOR BEACH OF FIDUCIARY DUTY

76. Plaintiff repeats and realleges each of the foregoing allegations as if fully set forth herein.

77. Defendants, as supervisors, managers, and advisors of the Invesco's Dynamics, European, Small Company Growth, and Technology funds, for the benefit of said funds' shareholders, owed these funds and their shareholders the highest duties of candor, due care, and loyalty in order to satisfy the fiduciary duties imposed upon them by application of common law principles.

78. Defendants breached their fiduciary duties of complete candor, due care, and loyalty by: (i) participating in and/or failing to prevent or terminate the mutual fund trading scheme alleged herein; (ii) failing to establish and/or maintain internal controls sufficient to ensure that the Invesco entities did not advise or cause their Funds to engage in transactions which were wholly inappropriate and inconsistent with the investment needs and best interests of

the shareholders of those funds, and/or profited defendants and/or third parties, at the expense of the shareholders, and caused such shareholders financial harm, as described above; (iii) issuing false and misleading statements in the registration statements and prospectuses for the Dynamics, European, Small Company Growth, and Technology funds; and/or failing to disclose the market timing activities defendants were permitting, disregarding or otherwise failing to prevent.

79. Defendants breached their fiduciary duties of complete candor, due care, and loyalty when they caused materially incomplete and misleading registration statements and prospectuses to be prepared and disseminated to all Class members, as detailed above.

80. Defendants' breach of fiduciary duty caused damage to the shareholders of Invesco's Dynamics, European, Small Company Growth, and Technology funds, who acquired redeemed, or owned such shares during the Class Period in the manner described above. Among other things, as set forth above, profits made by the market timers came at the expense of the long-term investors in Invesco's Dynamics, European, Small Company Growth, and Technology funds and its shareholders.

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action, and certifying plaintiff as Class representative under Rule 23 of the Federal Rules of Civil Procedure and his counsel as Lead Counsel;

B. Awarding compensatory damages in favor of plaintiff and the other Class members against all defendants for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding plaintiff and the Class their reasonable costs and expenses incurred in this Action, including counsel fees and expert fees;

D. Enjoining any such further wrongful conduct as alleged herein; and

E. Such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: New York, New York
February 2, 2004

WOLF POPPER LLP

By: ____________________
Marian P. Rosner (MR 0410)
Michael A. Schwartz (MS 2352)
Andrew E. Lencyk (AL 4329)
845 Third Avenue
New York, NY 10022-6689
Telephone (212) 759-4600
Facsimile (212) 486-2093

NAPOLI, KAISER & BERN, LLP
115 Broadway
New York, NY 10006
Telephone (212) 267-3700
Facsimile (212) 513-7320

BOIES, SCHILLER & FLEXNER
333 Main Street, Suite 300
Armonk, New York 10504
Telephone (914) 749-8200
Facsimile (914) 749-8300

Attorneys for Plaintiff

PLAINTIFF CERTIFICATION

I, Scott G. Waldman, hereby state:

1. I have reviewed a draft of the complaint against the Invesco family of mutual funds in the action styled Waldman v. Invesco Funds Group, Inc.,et al., to be filed in the U.S. District Court for the Southern District of New York, and have authorized the filing of a similar complaint on my behalf by Wolf Popper LLP.

2. I am willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary.

3. I currently hold 83.6 shares in the Invesco Technology Fund at a market price of $22.92 per share. I purchased these shares on October 28, 1998.

4. I did not purchase these securities at the direction of my counsel, or in order to participate in this private action.

5. I recently sought to serve as representative on behalf of a class in two factually related cases involving other mutual fund companies, Alliance Capital Management and Pilgrim Baxter & Associates. I have not sought to serve, or otherwise served as, a representative party on behalf of a class in any other action under the federal securities laws filed during the last 3 years.

6. I will not accept any payment for serving as a representative party on behalf of the Class beyond my pro rata share of any possible recovery, except for an award, as ordered or approved by the Court, for reasonable costs and expenses (including lost wages) directly relating to my representation of the Class.

Signed under penalty of perjury this 1 day of ~~January~~ Feb, 2004.

[signature] 2/1/04

Doc#: 139033